Trinity Mirror plc

12g3-2(b)

08004672

13 August 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:11 13-Aug-08
Number	2564B13

RNS Number : 2564B
Trinity Mirror PLC
13 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to	**STANDARD LIFE**

12g3-2(b)

notification obligation:	**INVESTMENTS LTD**
4. Full name of shareholder(s) (if different from 3):	**VIDACOS NOMINEES**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**11.08.08**
6. Date on which issuer notified:	**12.08.08**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	14,252,104	14,252,104	11,917,051	3,417,420	8,499,631	1.326%	3.298%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,917,051	4.625 %

9. Chain of controlled undertakings through which the voting rights and /oı the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Alison Kennedy Corporate Governance Manager - Engagement Standard Life Investments Ltd.
15. Contact telephone name:	(0131) 245 2289

12g3-2(b)

This information is provided by RNS
The company news service from the London Stock Exchange

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